AMENDMENT TO BYLAWS OF STARTECH ENVIRONMENTAL CORP.



     At a duly called meeting of the Board of Directors held on January 24, 1999, it was resolved that ARTICLE IV, Section 4.1 of the Bylaws of Startech Environmental Corp. shall be changed to reflect that Directors shall be elected at the annual meeting of shareholders and shall be required to be elected by a plurality of the vote at such meeting.

     The above amendment was formally approved and adopted in accordance with the Bylaws of the Company.



                                            /s/ Kevin M. Black
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                                            Kevin M. Black, Secretary